ECHOSTAR DBS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
RESPONSE TO SEC LETTER OF November 21, 2005
December 16, 2005
Via EDGAR and FedEx
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar DBS Corporation (“EDBS” or the “Company”)
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005

Form 10-Q for the quarterly period ended September 30, 2005

File No. 333-31929

Dear Mr. Spirgel:
     We are supplying the following responses to the comments contained in your letter dated November 21, 2005, regarding the above-referenced documents. Our responses are numbered in accordance with the numbered comments in your letter.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2004
     Note 2. Revenue Recognition, page F-15
1.	Please tell us the terms of your agreement with SBC. Also tell us how the revenues from the co-branded subscribers and related direct costs are recognized.
Under our three year agreement with SBC dated July 20, 2003 (revised substantially beginning October 2005 as disclosed in our Form 10-Q for the quarter ended September 30, 2005), we were obligated to provide to SBC co-branded subscribers all features, functionality, content, services and equipment that we generally make available to our other DBS service subscribers. The revenue related to this commercial agreement was generated under a unique pricing model with SBC being our customer.
The agreement was comprised of the following principal deliverables:
•	Development and implementation fee — [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC]. The amount paid was essentially a set-up fee.

•	Sale of customer premise equipment — We sold customer premise equipment at a per unit fixed contractual rate to SBC.

•	Programming services and related systems/technical customer support — We provided our programming services to SBC co-branded subscribers at a fixed contractual per subscriber monthly rate.
In reaching our accounting conclusions, we considered the guidance in Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 104 (“SAB 104”).
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Specifically, our agreement with SBC constituted a multiple element arrangement under EITF 00-21. Because the undelivered element, the commercial programming services, lacks objective and reliable evidence of fair value, EITF 00-21 requires that all elements of the agreement should be accounted for as a single unit of accounting. We were unable to discern objective and reliable evidence of fair value for the undelivered element as this arrangement was the first of its kind for our business and we were, and still are, uncertain whether additional commercial programming sales arrangements will be arranged and if so, whether similar prices would be extended. (Further, we do not believe that we have objective and reliable evidence of the fair value of the delivered elements to this contract for similar reasons.)
As EITF 00-21 does not address when the criteria for revenue recognition are met or provide guidance on the appropriate revenue recognition convention for a given unit of accounting, we considered the guidance in SAB 104.
Because we are required to account for all deliverables under this arrangement as a single unit of accounting, SAB 104 requires that the sum of all fees be recognized in a reasonable and systematic approach as such revenues are earned. Accordingly, as discussed in our 2004 Annual Report on Form 10-K in Management’s Discussion and Analysis of key metrics and other items, we recognize revenue associated with the development and implementation fees, the customer premise equipment sales, and monthly programming rate over the estimated co-branded subscriber life (which is the longer of the contractual life or estimated customer life). Such method results in consistent revenue per subscriber for this commercial arrangement, which we believe is an appropriate systematic and rationale manner.
As a result, of the deferral required by EITF 00-21 as a single unit of accounting, we deferred the related costs from the customer premise equipment component also over the estimated average co-branded subscriber life.
We also provided optional installation services and certain other services at SBC’s request at rates that we determined to be at least fair value. SBC was not [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] or otherwise obligated to purchase any of these services. Accordingly, we recognized revenue for these optional services when the criteria in SAB 104 were met.
2.	Please tell us why it is appropriate to defer the revenue and related costs from equipment sales to SBC and recognize it over the estimated average co-branded subscriber life. Also, tell us how the estimated average co-branded subscriber life was determined.
For the reasons above, we were required to defer the revenue and related costs from equipment sales under EITF 00-21 and SAB 104.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Estimated Average SBC Co-Branded Subscriber Life -
Upon launch of the SBC co-branded DBS service at the end of February of 2004, we had no experience on which to base an estimate of the expected life for an SBC co-branded subscriber. However, we believed that our historical customer life provided our best evidence of what we might expect from the SBC arrangement. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC]
With the passage of time, information became available about the churn habits of the SBC co-branded subscribers. Beginning in January of 2005, the estimated life for SBC co-branded subscribers was [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] in accordance with Accounting Principles Board Opinion No. 20: Accounting Changes which states “accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.” We adjusted the estimated subscriber life considering the co-branded subscriber churn for the arrangement since its inception. After our consideration, we believed that the final three months of 2004 reflected stabilization of the SBC co-branded subscriber program and thus was the best estimate available for an SBC co-branded subscriber life and adjusted the estimated subscriber life accordingly.
Accounting Principles Board No. 28: Interim Financial Reporting (“APB 28”) states in part that “the effect of a change in an accounting estimate...should be accounted for in the period in which the change in estimate is made.” The estimated life was changed in first quarter of 2005 based on the churn data from the last three months of 2004. In addition, the interim reporting rules of APB 28 require the effect on earnings of a change in estimate to be reported in the current and subsequent interim periods, if material in relation to any period presented. The pretax earnings impact of the change in estimated co-branded subscriber life [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] was not material to any period presented for the consolidated results of EDBS, thus no additional disclosure was included as a result of this change in estimate.
3.	Please tell us why SBC is paying development and implementation fees. Also, tell us why it is appropriate to defer revenue from these fees and recognize it over the estimated co-branded subscriber activations during the life of the contract.
Please see our response to Question 1 above as we believe that response is responsive to this question.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

     Note 4. Capital Lease Obligation, Mortgages and Other Notes Payable, page F-26
4.	Please tell us how you concluded that your capacity service contracts with SES Americom for AMC-15 and AMC-16 are leases and not service contracts. Also, tell us how you determined that these contracts are capital leases under FAS 13. Include in your response references to the appropriate accounting literature.
During March 2003 and February 2004, we entered into satellite agreements with SES Americom (the “Agreements”) for 100% of the use of SES’s AMC-15 and AMC-16 satellites. Further, with respect to our agreement for the AMC-15 satellite, we also have the right to use the satellite at a specified SES orbital location. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] Therefore, the AMC-15 agreement contains two elements, the stated or explicit lease of the satellite asset, and the right to use the orbital location.
In reaching our accounting conclusions for both Agreements, we considered the guidance in EITF Issue No. 01-8: Determining When an Arrangement Contains a Lease (“EITF 01-8”) and Statement of Financial Accounting Standards No. 13: Accounting for Leases (“SFAS No. 13”).
In accordance with the definition of a lease in both paragraph 1 of SFAS No. 13 and paragraph 12 of EITF 01-8, the Agreements convey the right to use specific equipment for a stated period of time. Further, we have the ability and rights to operate the satellites in a manner we determine, while obtaining or controlling more than a minor amount of the output or utility of the satellite. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] As such, AMC-15 represents an embedded lease to the arrangement and AMC-16 simply meets SFAS No. 13’s definition of a lease.
As it related to AMC-15, paragraph 9 of EITF 01-8, says that intangible assets (such as orbital locations) are not depreciable assets, and cannot be the subject of a lease. Further, an FCC license does not meet the definition of property, plant and equipment as contemplated by SFAS No. 13. Paragraph 15 of EITF 01-8 says that if an arrangement contains a lease and related executory costs, as well as other non-lease elements, the classification, recognition, measurement and disclosure requirements of SFAS No. 13 shall be applied by both the purchaser and the supplier to the lease element of the arrangement. Other elements of the arrangement not within the scope of SFAS No. 13 shall be accounted for in accordance with other applicable generally accepted accounting principles. Accordingly, we have accounted for an embedded lease of the satellite under SFAS No. 13 and a service contract for use of the orbital location.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

As required by paragraph 15 of EITF 01-8, we estimated the fair value of the orbital location, at the inception of the arrangement, in order to separate the amounts allocable to the satellite and orbital location based upon each asset’s relative fair value.
While the authoritative guidance for service contracts is limited we considered the FASB’s 1978 Invitation to Comment, Accounting for Certain Service Transactions (the greater part of which was a draft AICPA Statement of Position) and FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, and concluded that because the use of the orbital slot is proportionate over the term of the arrangement, the allocated fair value of such component of the arrangement should be recognized in earnings on a straight line basis.
With regard to the satellite lease components for AMC-15 and the lease of AMC-16, we examined each of the four criteria from paragraph 7 of SFAS No. 13 individually and concluded that the leases should be classified as capital leases under paragraph 7(d).
In reaching such conclusion, we considered the following:
•	Executory costs — We excluded that portion of the lease payments representing executory costs, including profit thereon.

•	Incremental borrowing rate — As our incremental borrowing rates were less than our estimate of SES’ implicit rates for the Agreements, we used EDBS’ incremental borrowing rates in calculating the present value of the minimum lease payments.
Based upon the above, the present values of the minimum lease payments attributable to the satellites exceeded 90% of the estimated fair value of the satellites. Accordingly, we classified the portion of the Agreements attributable to the lease of each satellite as capital leases.
     Note 10. Segment Reporting, page F-49
5.	Please comply with paragraph 25 of SFAS No. 131 and disclose total assets by segment.
The chief operating decision maker for EDBS and for EchoStar Communications Corporation (“ECC”), EDBS’ parent company, does not consider total assets by operating segment in deciding how to allocate resources or in assessing performance. As such, information for total assets by operating segment is not available and preparation of such information for external reporting only would be impracticable. As discussed in the Summary to Statement of Financial Accounting Standards No. 131: Disclosures about Segments of an Enterprise and Related Information, “this Statement does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable.” As such, the Company does not believe the disclosure of total assets by segment is required.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter ended September 30, 2005
     General
6.	Please comply with all of the applicable comments above.
The Company does not believe that the comments above should require an amendment to the previously filed Form 10-Q for EDBS.
     Note 3. Reversal of Deferred Tax Asset Valuation Allowance, page 7
7.	Please tell us in more detail the specific factors you considered in determining that it is more likely than not that your deferred tax assets will become realizable in future years.
For federal income tax purposes, EDBS is included in the consolidated income tax return of ECC, its parent company. (EDBS represents over 95% of the operations of ECC.) ECC and EDBS are both SEC Registrants, ECC as an equity registrant and EDBS as a debt registrant. Tax sharing agreements between EDBS and ECC provide for EDBS to account for income taxes under the separate return method. The Company weighed all of the following specific factors in determining the realizability of EDBS’s deferred tax asset and the related decision to reverse the valuation in the second quarter of 2005:
•	Historical earnings — The Company has been monitoring 12 quarters of rolling pretax income for EDBS and for ECC. Second quarter of 2005 was the first reporting period that 12 quarters rolling pretax income was positive for ECC (absent a one time $134 million insurance settlement received in the first quarter of 2005). EDBS, however, has had 12 quarters rolling pretax income since the fourth quarter of 2003. Management believes that historical financial earnings provide an important indicator relative to the realizability of net deferred tax assets.

•	Federal taxable income — ECC and EDBS have reported taxable losses for federal income tax purposes for all tax years from 1996 through 2004. ECC’s and EDBS’s federal net operating loss (“NOL”) carryforwards are the most significant temporary differences contributing to the net deferred tax asset of each entity (the consolidated federal NOL carryforward at the end of 2004 was $3.3 billion with EDBS’s share of the NOL carryforward totaling $2.4 billion). Utilization of the NOL carryforward was considered an important factor in determining the realizability of EDBS’s net deferred tax asset. 2005 is the first year that federal taxable income has been expected for EDBS. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] Additionally, we determined that further evidence related to our (1) growth in subscribers, (2) stabilization of predictable subscriber acquisition costs, and (3) the nature and
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

trends of equipment lease versus equipment sales promotions was necessary. These uncertainties lead to a decision in the first quarter that realizability of the deferred tax asset was not ‘more likely than not’. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] In fact, the expectation of taxable income along with the first estimation of utilization of the NOL carryforward was critical in determining that realization of EDBS’s deferred tax asset was more likely than not.
•	Existing deferred tax liability — The future taxable income associated with EDBS’s deferred tax liability at year end 2004 approximated $0.4 billion. This amount primarily relates to fixed asset depreciation temporary differences [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC]. Future taxable income is needed to realize the deferred tax asset associated with the consolidated NOL carryforward. The generation of taxable income related to the deferred tax liability was not considered sufficient evidence to ensure realization of the federal NOL carryforward absent the generation of consolidated federal taxable income.

•	Projections of future pretax earnings — [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] These projections, however, were not given as much weight as historical earnings since the Company operates in a very competitive industry sector [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC].
After considering both the above objective and subjective evidence, we concluded the recoverability of certain of our deferred tax assets is ‘more likely than not’, and accordingly, on June 30, 2005, we reversed our recorded valuation allowance for those deferred tax assets that we believed would become realizable in future years.
     Note 13. Financial Information for Subsidiary Guarantors, page 19
8.	You disclose that the “stand alone entity EchoStar DBS Corporation has no independent assets or operations.” Based on the EchoStar DBS Corporation parent company only consolidating balance sheet as of June 30, 2005, it appears that the parent company had independent assets. Please advise.
According to Rule 3-10 of Regulation S-X, a parent company has “no independent assets” when its assets (excluding amounts related to its investment in its consolidated subsidiaries) are less than 3% of the corresponding consolidated amount. In addition, we concluded that the term “independent assets,” as contemplated by the SEC, refers to assets that an investor would want to access, but would not otherwise have access to if their interest was perfected in a subsidiary guarantor, if the Company defaulted on a note. Although the assets of the EDBS Parent Company, in total, are greater than 3% of the corresponding consolidated amount in our historical filings, we evaluated these assets and believe that the assets of the EDBS Parent Company are not truly “independent assets” as contemplated by the SEC. This is discussed in further detail below:
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

•	Cash and cash equivalents and marketable investment securities — EDBS Parent Company is not an operating entity and does not generate cash from operations. EDBS Parent Company only generates cash from debt offerings. All of the cash from operations shown on EDBS Parent Company’s balance sheet is generated and legally owned by the EDBS subsidiaries. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] The cash and cash equivalents and marketable investment securities are recorded at the EDBS Parent Company for efficiency, since we only report financials for EDBS consolidated. The EDBS subsidiaries generate the cash and each has the legal right to spend the cash it generates; therefore, we do not believe these are independent assets of EDBS Parent Company as contemplated by the SEC.

•	Restricted cash — [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] Similar to cash and cash equivalents and marketable investment securities, the restricted cash is only booked at EDBS Parent Company for efficiency. Therefore, we do not believe these are independent assets of EDBS Parent Company as contemplated by the SEC.

•	Deferred tax assets — As EDBS Parent Company does not have any operations, the deferred tax assets shown at EDBS Parent Company would never be utilized if not for the EDBS subsidiaries; therefore, these assets are not future benefits to EDBS Parent Company. Further, deferred tax assets do not represent assets an investor would be interested in should we default on our notes. Accordingly, we do not believe these are independent assets of EDBS Parent Company as contemplated by the SEC.

•	Investment in subsidiaries — Investments in subsidiaries eliminate upon consolidation, and are specifically excluded from the term “independent assets.”

•	Other non-current assets — Other non-current assets consist of deferred financing costs related to debt at EDBS Parent Company. Since there is no future benefit from these deferred costs to the subsidiaries, we do not believe these are independent assets of EDBS Parent Company as contemplated by the SEC.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Since the majority of the total assets shown at EDBS Parent Company are not independent assets, as discussed above, and the remaining assets at EDBS Parent Company are less than 3% of the corresponding consolidated amount, EDBS Parent Company has no independent assets as contemplated by the SEC. Further, as disclosed, our notes are fully, unconditionally and jointly and severally guaranteed by our principal operating subsidiaries, and any subsidiaries of EDBS Parent Company, other than the subsidiary guarantors, are minor. As such, we believe EDBS qualifies for the exemption in Note 1 to paragraph (f) of Regulation S-X Rule 3-10 and do not believe that condensed consolidating financials are required.
     Please direct any communications regarding this letter to my attention. My telephone number is 303-723-1095. I can be reached by fax at 720-514-5957.
Sincerely,
/s/ David J. Rayner
David J. Rayner
Chief Financial Officer

Cc:	Dean Suehiro, SEC Robert Carroll, SEC
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299